Exhibit 99.2

EZGO Announces the Termination of the Previously Proposed Registered Direct Offering

CHANGZHOU, China, September 11, 2023 /PRNewswire/ -- EZGO Technologies Ltd. (Nasdaq: EZGO) ("EZGO" or the "Company"), a leading short-distance transportation solutions provider in China, today announced that the previously announced registered direct offering to issue 8,849,558 Ordinary Shares and warrants to purchase 8,849,558 Ordinary Shares to certain institutional investors was terminated, except for the sale of 351,433 pre-settlement Ordinary Shares which were sold at the price of $1.13 per share to an investor.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About EZGO Technologies Ltd.

Leveraging an Internet of Things (IoT) product and service platform and three e-bicycle brands, "EZGO" and "Cenbird", EZGO has established a business model centered on the manufacturing and sale of two-and three-wheeled electric vehicles, lithium batteries, complemented by the e-bicycle charging pile business. For additional information, please visit EZGO's website at www.ezgotech.com.cn. Investors can visit the "Investor Relations" section of EZGO's website at www.ezgotech.com.cn/Investor.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate," or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the short-distance transportation solutions market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, including the Company's most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

CONTACT: Shawn Wen, +86-13502829216, ir@ez-go.com.cn